Exhibit 99.3

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Date of Meeting of the Board of Directors

This announcement is made pursuant to Rule 13.43 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”, and its subsidiaries, the “Group”) announces that a meeting of the Board will be held on Wednesday, 27 April 2022 for the purposes of considering and approving the first quarterly results of the Group for the three months ended 31 March 2022 for publication and transacting any other business.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Liu Gang Joint Company Secretary

Shanghai, the PRC, 11 April 2022